UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023
__________________________________________________
Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501
Montevideo, Uruguay, 11300 WTC Free Zone
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. – Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 15, 2023

Item 1

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the account or disclosure to which they relate.

Impairment of long-lived assets for markets with impairment indicators

Description of the Matter
As of December 31, 2022, the carrying amount of long-lived assets is thousands of $1,724,110, including PPE, Leases right of use assets, net, and intangible assets. As a result of its impairment assessment exercise, the Company recorded a loss of thousands of $1,171, during 2022.

The Company operates in twenty countries in Latin America and the Caribbean with different economic and political circumstances. As explained in note 3 to the consolidated financial statements, management carries out an impairment assessment on long-lived assets annually, or whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable, that includes identifying the existence of impairment indicators at the country level. When impairment indicators are identified for any given country, an estimate of undiscounted future cash flows is prepared by the Company for each individual restaurant located in that country. The estimation of future cash flows requires management to make assumptions about the future business performance and other key inputs that entail significant judgments by management. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition and consumer and demographic trends.

Auditing this area is especially challenging because the process of estimation of undiscounted future cash flows implies the determination of key assumptions that are complex and highly judgmental. The key assumptions used by management in the impairment calculation include country economic indicators projections of sales, margin growth rates, capital expenditures and useful lives of long-lived assets. These key assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested controls of the impairment calculation process. For example, we identified and tested the operating effectiveness of the Company’s controls around the consistency of the estimation model inputs with the accounting records and the evaluation of the key assumptions made by management.

To test management assessment of impairment of long lived assets our audit procedures included, among others, testing the macroeconomic variables used by management, such as inflation rates and GDP growth, assessing the consistency between the estimated cash flows in the model and the business plan approved by management, comparing the remaining life of fixed assets with the accounting records and the clerical accuracy of the computations. Additionally, we evaluated the valuation methods used by management, including the key assumptions used in determining the undiscounted future cash flows of each restaurant. We also involved our valuation specialists to assist in evaluating the methodology and the key assumptions used in the future cash flows estimation by management. We also compared forecasts to business plans and previous forecasts of projected cash flows to actual results to assess management estimation process.

We also assessed the completeness of the related disclosures in note 3 to the consolidated financial statements.

Tax and labor contingencies
Description of the Matter	The Company has operations in Brazil representing 39.5% of the revenues of the group for the year ended December 31, 2022 and maintains a provision for tax and labor contingencies in that country that represents a 77% of the provision for contingencies balance of the group as of December 31, 2022. As described in note 18, the Company assesses the likelihood of any adverse judgments in labor claims or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position or labor claim.

Auditing the measurement of tax and labor contingencies related to certain claims and transactions was challenging because their measurement is complex, highly judgmental, and is based on interpretations of tax laws, case-law jurisprudence and requires estimating the future outcome of individual claims.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls around identification of matters, evaluation of tax and labor opinions, and tested management’s review controls over the assumptions made in the estimation of provisions and related disclosures.

To test the labor and tax contingencies provision, our audit procedures included, among others, involving personnel with specialized knowledge to assess the technical merits of the Company’s tax positions; assessing the Company’s correspondence with the relevant tax authorities; evaluating third-party tax opinions obtained by the Company; separately corresponding with certain key external tax and legal advisors of the Company, inspecting the minutes of the meetings of the Audit Committee and Board of Directors; obtaining confirmation letters from the group’s vice president of human resources and the group’s tax director, and evaluating the application of relevant tax law in the Company’s determination of its provision. As part of our evaluation, we have considered historical information to assess the assumptions made by management in relation to the potential outcomes.

We also evaluated the completeness of Company’s disclosures included in note 18 to the consolidated financial statements in relation to these matters.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global
We have served as the Company’s auditor since 2007.

Buenos Aires, Argentina
March 15, 2023

Arcos Dorados Holdings Inc.
Consolidated Statements of Income (Loss)
For the fiscal years ended December 31, 2022, 2021 and 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2022	2021	2020
Sales by Company-operated restaurants	$3,457,491	$2,543,907	$1,894,618
Revenues from franchised restaurants	161,411	116,034	89,601
Total revenues	3,618,902	2,659,941	1,984,219

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,227,293)	(899,077)	(677,087)
Payroll and employee benefits	(668,764)	(482,608)	(413,074)
Occupancy and other operating expenses	(967,690)	(772,169)	(624,154)
Royalty fees	(194,522)	(131,401)	(110,957)
Franchised restaurants – occupancy expenses	(68,028)	(50,627)	(43,512)
General and administrative expenses	(239,263)	(210,909)	(171,382)
Other operating income (expenses), net	11,080	26,369	(10,807)
Total operating costs and expenses	(3,354,480)	(2,520,422)	(2,050,973)
Operating income (loss)	264,422	139,519	(66,754)
Net interest expense and other financing results	(43,750)	(49,546)	(33,392)
Loss from derivative instruments	(10,490)	(5,183)	(2,297)
Foreign currency exchange results	16,501	(9,189)	(31,707)
Other non-operating (expenses) income, net	(287)	2,185	2,296
Income (loss) before income taxes	226,396	77,786	(131,854)
Income tax expense	(85,476)	(31,933)	(17,532)
Net income (loss)	140,920	45,853	(149,386)
Less: Net income attributable to non-controlling interests	(577)	(367)	(65)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$140,343	$45,486	$(149,451)

Eearnings per share information:
Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.67	$0.22	$(0.72)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	0.67	0.22	(0.72)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the fiscal years ended December 31, 2022, 2021 and 2020
Amounts in thousands of US dollars

	2022	2021	2020
Net income (loss)	$140,920	$45,853	$(149,386)

Other comprehensive income (loss), net of tax:

Foreign currency translation	16,050	(37,372)	(76,382)
Post-employment benefits (expenses):
Gain (loss) recognized in accumulated other comprehensive loss	236	(190)	(195)
Reclassification of net loss to consolidated statement of income	90	152	236
Post-employment benefits (expenses) (net of deferred income taxes of $(197), $21 and $(70)).	326	(38)	41
Cash flow hedges:
Net (loss) gain recognized in accumulated other comprehensive loss	(26,255)	19,698	54,287
Reclassification of net loss (gain) to consolidated statement of income	7,669	(5,301)	(43,324)
Cash flow hedges (net of deferred income taxes of $3,038, $(2,332) and $(2,582))	(18,586)	14,397	10,963
Securities available for sale:
Unrealized loss on available for sale securities	(3,624)	—	—
Securities available for sale	(3,624)	—	—
Total other comprehensive loss	(5,834)	(23,013)	(65,378)
Comprehensive income (loss)	135,086	22,840	(214,764)
Less: Comprehensive income attributable to non-controlling interests	(435)	(262)	(42)
Comprehensive income (loss) attributable to Arcos Dorados Holdings Inc.	$134,651	$22,578	$(214,806)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of December 31, 2022 and 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2022	2021
Current assets
Cash and cash equivalents	$266,937	$278,830
Short-term investment	37,459	—
Accounts and notes receivable, net	124,273	82,180
Other receivables	26,790	22,031
Inventories	50,088	37,800
Prepaid expenses and other current assets	119,995	119,275
Derivative instruments	58,821	—
Total current assets	684,363	540,116
Non-current assets
Miscellaneous	81,662	71,442
Collateral deposits	2,500	2,500
Property and equipment, net	856,085	743,533
Net intangible assets and goodwill	54,569	38,808
Deferred income taxes	87,972	67,802
Derivative instruments	34,088	120,371
Equity method investments	14,708	13,105
Lease right of use asset, net	820,683	763,580
Total non-current assets	1,952,267	1,821,141
Total assets	$2,636,630	$2,361,257
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$353,468	$269,215
Royalties payable to McDonald’s Corporation	21,280	15,933
Income taxes payable	65,311	70,276
Other taxes payable	81,371	67,086
Accrued payroll and other liabilities	115,327	89,923
Provision for contingencies	2,272	2,140
Interest payable	7,906	11,383
Short-term debt	318	—
Current portion of long-term debt	19,033	4,741
Derivative instruments	10,215	8,046
Operating lease liabilities	82,911	79,120
Total current liabilities	759,412	617,863
Non-current liabilities
Accrued payroll and other liabilities	28,781	21,900
Provision for contingencies	42,567	31,946
Long-term debt, excluding current portion	711,671	739,217
Derivative instruments	18,167	14,880
Deferred income taxes	3,931	7,170
Operating lease liabilities	747,674	707,119
Total non-current liabilities	1,552,791	1,522,232
Total liabilities	$2,312,203	$2,140,095
Equity
Class A shares of common stock	$389,393	$388,369
Class B shares of common stock	132,915	132,915
Additional paid-in capital	9,206	10,101
Retained earnings	424,936	316,180
Accumulated other comprehensive loss	(613,460)	(607,768)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	323,623	220,430
Non-controlling interests in subsidiaries	804	732
Total equity	324,427	221,162
Total liabilities and equity	$2,636,630	$2,361,257

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2022, 2021 and 2020
Amounts in thousands of US dollars

	2022	2021	2020
Operating activities
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$140,343	$45,486	$(149,451)
Adjustments to reconcile net income (loss) attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	119,777	120,394	126,853
Loss from derivative instruments	10,490	5,183	2,297
Amortization and accrual of letter of credit fees and deferred financing costs	5,342	4,247	3,505
Deferred income taxes	(15,449)	(16,066)	471
Foreign currency exchange results	(6,940)	4,031	35,928
Accrued net share-based compensation expense	6,089	758	1,360
Impairment of long-lived assets and goodwill	1,171	1,573	7,721
Write-off of property and equipment	3,143	3,095	4,501
Gain on contribution of businesses in equity method investment	—	(8,501)	—
Others, net	(2,845)	5,279	(10,435)
Changes in assets and liabilities:
Accounts payable	111,958	78,201	(23,993)
Accounts and notes receivable and other receivables	(56,790)	(4,689)	(13,210)
Inventories, prepaid and other assets	(33,173)	(38,655)	(25,032)
Income taxes payable	18,637	41,530	(5,825)
Other taxes payable	8,874	14,211	13,014
Accrued payroll and other liabilities and provision for contingencies	32,873	29,992	16,755
Royalties payable to McDonald’s Corporation	5,457	(27,167)	28,981
Others	(3,520)	(858)	2,526
Net cash provided by operating activities	345,437	258,044	15,966
Investing activities
Property and equipment expenditures	(217,115)	(114,999)	(86,311)
Purchases of restaurant businesses paid at acquisition date	(4,800)	(185)	(3,833)
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,714	1,987	800
Acquisitions of short-term investments	(41,083)	—	—
Other investing activity	635	4,918	638
Net cash used in investing activities	(259,649)	(108,279)	(88,706)
Financing activities
Collection of derivative instruments	—	23,240	—
Issuance of 2029 Notes	349,969	—	—
Issuance of 2027 Notes	—	—	153,375
Open Market Repurchases of 2029 Senior Notes	(12,014)	—	—
Cash Tender & Open Market Repurchases of 2027 Senior Notes	(159,034)	(18,364)	—
Cash Tender, Partial Redemption & Open Market Repurchases of 2023 Senior Notes	(192,380)	(16,231)	—
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(31,587)	(21)	(10,220)
Net short-term borrowings	359	—	(10,578)
Payments of other long term debt	(8,327)	(2,573)	(2,185)
Other financing activities	(6,964)	(3,977)	(4,383)
Net cash (used in) provided by financing activities	(59,978)	(17,926)	126,009
Effect of exchange rate changes on cash and cash equivalents	(37,703)	(18,998)	(9,160)
(Decrease) increase in cash and cash equivalents	(11,893)	112,841	44,109
Cash and cash equivalents at the beginning of the year	278,830	165,989	121,880
Cash and cash equivalents at the end of the year	$266,937	$278,830	$165,989

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2022, 2021 and 2020
Amounts in thousands of US dollars

	2022	2021	2020
Supplemental cash flow information:
Cash paid during the year for:
Interest	$56,370	$52,578	$57,066
Income tax	78,935	34,543	22,502
Non-cash investing and financing activities:
Stock dividend distribution to Arcos Dorados Holdings Inc.’ Shareholders, at cost	—	20,180	20,453
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	816	—	1,606
Contribution of businesses in equity method investment	—	11,012	—

See Notes to the Consolidated Financial Statements

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2022, 2021 and 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common Stock in treasury		Total	Non-controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at December 31, 2019	132,063,631	383,204	80,000,000	132,915	13,375	471,149	(519,505)	(7,993,602)	(60,000)	421,138	428	421,566
Net loss for the year	—	—	—	—	—	(149,451)	—	—	—	(149,451)	65	(149,386)
Other comprehensive loss	—	—	—	—	—	—	(65,355)	—	—	(65,355)	(23)	(65,378)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.05 per share)	—	—	—	—	—	(10,220)	—	—	—	(10,220)	—	(10,220)
Cash Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(130)	—	—	—	(130)	—	(130)
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (75 shares per share)	—	—	—	—	—	(20,453)	—	2,723,614	20,453	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	472,130	3,399	—	—	(3,399)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	1,564	—	—	—	—	1,564	—	1,564
Balances at December 31, 2020	132,535,761	386,603	80,000,000	132,915	11,540	290,895	(584,860)	(5,269,988)	(39,547)	197,546	470	198,016
Net income for the year	—	—	—	—	—	45,486	—	—	—	45,486	367	45,853
Other comprehensive loss	—	—	—	—	—	—	(22,908)	—	—	(22,908)	(105)	(23,013)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders (fractional shares)	—	—	—	—	—	(21)	—	—	—	(21)	—	(21)
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (70 shares per share)	—	—	—	—	—	(20,180)	—	2,960,926	20,180	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	251,623	1,766	—	—	(1,766)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	327	—	—	—	—	327	—	327
Balances at December 31, 2021	132,787,384	388,369	80,000,000	132,915	10,101	316,180	(607,768)	(2,309,062)	(19,367)	220,430	732	221,162
Net income for the year	—	—	—	—	—	140,343	—	—	—	140,343	577	140,920
Other comprehensive loss	—	—	—	—	—	—	(5,692)	—	—	(5,692)	(142)	(5,834)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.15 per share)	—	—	—	—	—	(31,587)	—	—	—	(31,587)	—	(31,587)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	116,223	1,024	—	—	(1,024)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	129	—	—	—	—	129	—	129
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(363)	(363)
Balances at December 31, 2022	132,903,607	389,393	80,000,000	132,915	9,206	424,936	(613,460)	(2,309,062)	(19,367)	323,623	804	324,427

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.    Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.    Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

3.    Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3. Summary of significant accounting policies (continued)

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive income (loss)” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income (loss).

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation, Brazilian reais (“BRL”) for Argentinian operation from July 2018 to June 2020 and US dollars since July 2020). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive income (loss)” within shareholders’ equity.

In addition, in these territories, there are foreign currency restrictions. Since 2019, in Argentina several measures have been adopted including, among others: (i) limitation to hoarding and consumption in foreign currency for natural persons, (ii) taxes to increase the official exchange rate, (iii) approvals issued by the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties, profits and dividends. Furthermore, Venezuela has currency restrictions which have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosen those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. Additionally, the Venezuelan market is subject to price controls. Its government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the fiscal year ended December 31, 2022.

As of December 31, 2022, Argentina’s and Venezuela’s net nonmonetary asset positions were $133 million and $11.2 million, respectively, mainly fixed assets.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Short-term investments

Short-term investments consist of time deposits, available for sale securities and held to maturity securities with an original maturity of more than three months. Time deposits are measured at cost plus accrued interest. These charges are recognized immediately in earnings, within “Net Interest expense and other financing results”.

Available for sale securities are measured at fair value. Unrealized results are reported in other comprehensive income (loss) until realized. See Note 22 for additional information. Held to maturity securities are measured at amortized cost and bear interest.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3. Summary of significant accounting policies (continued)

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized at the point of sale. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees, debit, credit and delivery vendor receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover the expected credit losses. In judging the adequacy of the allowance for doubtful accounts, the Company follows ASC 326 “Financial Instruments - Credit Losses” considering, multiple factors including historical bad debt experience, the aging of the receivables, the current economic environment, remote risks of loss and future economic conditions.

Other receivables

As of December 31, 2022, other receivables primarily consist of value-added tax and other tax receivables, related party receivables and insurance claim receivables, amounting to $16,608. As of December 31, 2021, other receivables primarily consist of related party receivables, value-added tax and other tax receivables, insurance claim receivables and McDonald’s Corporation’s indemnification for contingencies, amounting to $13,141.

Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include renewal options; and equipment 3 to 10 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3. Summary of significant accounting policies (continued)

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements, letter of credit fees and others.

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight-line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise.

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers restaurant’s cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use asset, net) for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

The Company assessed all markets for impairment indicators during the fourth quarter of 2022, 2021 and 2020. However, as a consequence of the impact that the spread of COVID-19 caused in Company’s operations, during 2020 the Company performed impairment testing of its long-lived assets in some territories in previous quarters. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets on a per store basis, in: Aruba, Peru, USVI, Venezuela and Trinidad and Tobago, for the fiscal years ended December 31, 2022; Mexico, Aruba, Curaçao, Peru, USVI, Venezuela, Trinidad and Tobago, Colombia and Argentina for the fiscal years ended December 31, 2021 and in Ecuador, Puerto Rico, Mexico, Peru, Aruba, USVI, Venezuela, Colombia, Trinidad and Tobago, Curaçao, Panama and Argentina for the fiscal years ended December 31, 2020.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3. Summary of significant accounting policies (continued)
Impairment and disposal of long-lived assets (continued)
As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income (expenses), net on the consolidated statements of income (loss):

Fiscal year	Markets	Total
2022	Aruba, USVI, Peru and Venezuela	$1,171
2021	Mexico, USVI, Peru, Colombia, Venezuela and Argentina	1,573
2020	Mexico, Puerto Rico, USVI, Peru, Aruba, Colombia, Venezuela, Ecuador, Panama and Argentina	6,636

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis during the fourth quarter, or when an impairment indicator exists. The impairment test compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill.

In assessing the recoverability of the goodwill, the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company’s experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends.

As a result of the analyses performed during the fiscal years 2022, 2021 and 2020, the Company recorded the following impairment charges, related to goodwill generated in the acquisition of franchised restaurants, for the markets indicated below within Other operating income (expenses), net on the consolidated statements of income (loss):

Fiscal year	Markets	Total
2022	—	$—
2021	—	—
2020	Mexico	1,085

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $148,776, $104,010 and $60,855 in 2022, 2021 and 2020, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $44,088, $32,809 and $26,486 in 2022, 2021 and 2020, respectively.

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3. Summary of significant accounting policies (continued)
Accounting for income taxes (continued)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, an uncertain tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2022 and 2021, $24,149 and $20,125, respectively, of the Company’s total accounts payable (included within “Accounts payable” in the Balance Sheet) are available for this purpose.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 17 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either other comprehensive income (loss) or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3. Summary of significant accounting policies (continued)

Leases

The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and dessert center locations. The average of lease’s terms is about 15 years and, in many cases, include renewal options provided by the agreement or government’s regulations, as there are reasonably certain to be exercised. Typically, renewal options are considered reasonably assured of being exercised if the associated asset lives of the building or leasehold improvements exceed the initial lease term, and the sales performance of the restaurant remains strong. Therefore, its associated payments are included in the measurement of the right-of-use asset and lease liability. Although, certain leases contain purchase options, is not reasonably certain that the Company will exercise them. In addition, many agreements include escalations amounts that vary by reporting unit, for example, including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. Furthermore, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

The right-of-use assets and lease liabilities are recognized using the present value of the remaining future minimum lease payments discounted by the Company’s incremental borrowing rate. The Company has elected not to separate non-lease components from lease components in its lessee portfolio. For most locations, the Company is obliged for the related occupancy costs, such as maintenance. The Company has certain leases subject to index adjustments. As part of the adoption of ASC 842, the Company used the effective index rate at transition date in its disclosure and calculation of the lease liability. However, for leases entered into after January 1, 2019, the inflation index rate will be used to calculate the lease liability only when a lease modification occurs.

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving its employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 18 for details.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation losses and gains, unrealized results on cash flow hedges, securities available for sale, as well as unrecognized post-retirement benefits as components of comprehensive income (loss).

Segment information

In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new structure of its geographic divisions. See Note 21 for additional information.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3. Summary of significant accounting policies (continued)

Equity method investments

The Company utilizes the equity method to account for investments in companies when it provides the ability to exercise significant influence over operating and financial policies of the investee. Consolidated net income (loss) includes the Company’s proportionate share of the net income or loss of these companies. Company’s judgment regarding the level of influence over each equity method investee includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions, other commercial arrangements and material intercompany transactions.

As of December 31, 2022 and 2021, the Company recorded a gain of $1,131 and $531, respectively, included within “Other operating income (expenses), net” related to the equity method of its investments in companies.

In November 2021, the Company contributed 20 restaurants businesses for a total amount of $11 million to a company named “Operadora de Franquicias Saile S.A.P.I. de C.V.”(“investee”) in exchange of 49% of total shares and votes of the investee. The other investor, in turn, contributed 21 restaurants and cash in exchange of 51% of total shares and votes.

In accordance with ASC 323-10-30-2, the Company has measured the initial contribution of businesses given up in exchange for an equity method investment at the fair value of the restaurants contributed, thus recording a gain of $8.5 million within “Other operating income (expenses), net” on the consolidated statement of income (loss), as of December 31, 2021.

The Company concluded that it has the ability to exercise significant influence over operating and financial policies of “Operadora de Franquicias Saile S.A.P.I. de C.V.” and therefore subsequently measures its investment at equity method considering the effect of basis differences (fair value adjustments).

Recent accounting pronouncements

In September 2022, the Financial Accounting Standards Board issued Accounting Standard Update No. 2022-04, "Liabilities – Supplier Finance Program (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations", which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about their obligations that are outstanding at the end of the reporting period. The Company is currently evaluating whether additional disclosure is needed.
No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Acquisition of businesses

LatAm Business

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean for a final purchase price of $698,080.

The acquisition of the LatAm business was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. When the fair value of the net assets acquired exceeded the purchase price, the resulting negative goodwill was allocated to partially reduce the fair value of the non-current assets acquired on a pro-rata basis.

In connection with this transaction, ADBV and certain subsidiaries (the “MF subsidiaries”) also entered into 20-year Master Franchise Agreements (“MFAs”) with McDonald’s Corporation which grants to the Company and its MF subsidiaries the following:
i.The right to own and operate, directly or indirectly, franchised restaurants in each territory;
ii.The right and license to grant sub franchises in each territory;
iii.The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;
iv.The right to advertise to the public that it is a franchisee of McDonald’s;
v.The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.
The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs was equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increased to 6% for the subsequent 5-year period and increased to 7% for the last 5-year period of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month.

Pursuant to the MFAs provisions, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s system (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Acquisition of businesses (continued)
Other acquisitions

During fiscal years 2022, 2021 and 2020, the Company acquired certain franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2022	2021	2020 (i)
Property and equipment	$3,254	$185	$16,756
Identifiable intangible assets	1,349	—	4,922
Goodwill	1,843	—	1,224
Gain on purchase of franchised restaurants	(830)	—	(1,708)
Purchase price	5,616	185	21,194
Seller financing	(320)	—	(1,000)
Settlement of franchise receivables	(496)	—	(16,361)
Net cash paid at acquisition date	$4,800	$185	$3,833

(i) Since the acquisition of the McDonald’s business in Latin America and the Caribbean, Puerto Rican franchisees had filed some lawsuits against McDonald’s Corporation and certain subsidiaries purchased by the Company. On December 28, 2019 and March 31, 2020, the Company reached confidential settlement agreements with these franchisees, finalizing all controversies and disputes among the parties. As a consequence of the agreements, during January and May 2020, the Company acquired all the restaurants pertaining to the Puerto Rican franchisees, increasing its property and equipment in $14,290.

5.    Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2022	2021
Receivables from franchisees	$33,323	$27,778
Debit and credit card receivables	53,062	38,839
Delivery Sales Receivables	29,177	7,871
Meal voucher receivables	8,609	5,641
Notes receivable	562	2,593
Allowance for doubtful accounts	(460)	(542)
	$124,273	$82,180

6.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2022	2021
Prepaid taxes (i)	$64,593	$81,083
Prepaid expenses	36,004	26,052
Promotion items and related advances	17,962	10,935
Others	1,436	1,205
	$119,995	$119,275

(i) During 2021, Brazilian Supreme Court made its final decision about the unconstitutional inclusion of ICMS state tax in the taxable basis of PIS/COFINS federal tax. As a consequence, the Company was able to recover taxes amounting to $18,457. This recovery was recorded within Other Operating income (expenses), net. As of December 31, 2021 Prepaid taxes includes $8,805 related to this matter.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
7.    Miscellaneous

Miscellaneous consist of the following at year end:

	2022	2021
Judicial deposits	$47,292	$37,377
Tax credits	13,394	12,289
Prepaid property and equipment	4,196	5,936
Notes receivable	4,346	3,942
Rent deposits	3,384	3,146
Others	9,050	8,752
	$81,662	$71,442

8.    Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2022	2021
Land	$134,407	$128,055
Buildings and leasehold improvements	754,940	660,745
Equipment	886,601	750,963
Total cost	1,775,948	1,539,763
Total accumulated depreciation	(919,863)	(796,230)
	$856,085	$743,533
 Total depreciation expense for fiscal years 2022, 2021 and 2020 amounted to $107,280, $109,462 and $115,031, respectively.

9.    Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2022	2021
Net intangible assets (i)
Computer software cost	$102,421	$79,054
Initial franchise fees	14,804	13,652
Reacquired franchised rights	16,761	15,403
Others	1,940	1,940
Total cost	135,926	110,049
Total accumulated amortization	(88,584)	(76,451)
Subtotal	47,342	33,598

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
9.    Net intangible assets and goodwill (continued)

Goodwill (ii)	2022	2021
Brazil	4,018	2,992
Argentina	1,276	1,276
Mexico	1,000	—
Chile	874	873
Colombia	59	69
Subtotal	7,227	5,210
	$54,569	$38,808

(i)Total amortization expense for fiscal years 2022, 2021 and 2020 amounted to $12,497, $10,932 and $11,822, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $20,976 for 2023, $15,861 for 2024; $6,600 for 2025; $1,913 for 2026; $1,689 for 2027; and thereafter $303.
(ii)Related to the acquisition of franchised restaurants and non-controlling interests in Chile.

10.    Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2022	2021
Current:
Accrued payroll	$100,192	$75,439
Accrued expenses	7,889	7,789
Other liabilities	7,246	6,695
	$115,327	$89,923
Non-current:
Phantom RSU award liability	$11,236	$4,761
Deferred revenues - Initial franchise fee	5,070	4,536
Deferred income	5,986	5,848
Security deposits	6,198	5,460
Other liabilities	291	1,295
	$28,781	$21,900

11.    Short-term debt

Short-term debt consists of the following:

	For the fiscal years ended December 31,
	2022	2021
Short-term bank loans	267	—
Short-term notes	51	—
Total	$318	$—

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.    Short-term debt (continued)

Revolving credit facility

On December 12, 2022, the Company renewed its committed revolving credit facility with JPMorgan Chase Bank, N.A (JPMorgan), for up to $25 million maturing on February 15, 2024. This revolving credit facility permits the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty. Each loan made under this agreement will bear interest annually at SOFR plus 3.10% that will be payable on the date of any prepayment or at maturity.

The obligations of the Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws. In addition, the Company is required, among others, to comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness (including interest payable) to EBITDA lower than 3.00x.

As of December 31, 2022, the Company’s net indebtedness (including interest payable) to EBITDA ratio was 0.96 and thus it is currently in compliance with the ratio requirement.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due at the date of issuance of these consolidated financial statements in connection with this revolving credit facility.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
12.    Long-term debt

Long-term debt consists of the following at year-end:

	2022	2021
2029 Notes	$337,200	$—
2027 Notes	381,265	535,986
2023 Notes	18,224	201,763
Finance lease obligations	5,032	6,139
Other long-term borrowings	—	7,509
Subtotal	741,721	751,397
Discount on 2029 Notes	(4,833)	—
Discount on 2027 Notes	(3,414)	(5,960)
Discount on 2023 Notes	(26)	(687)
Premium on 2029 Notes	461	—
Premium on 2027 Notes	1,506	2,613
Premium on 2023 Notes	9	254
Deferred financing costs	(4,720)	(3,659)
Total	730,704	743,958
Current portion of long-term debt	19,033	4,741
Long-term debt, excluding current portion	$711,671	$739,217

2029, 2027 and 2023 Notes

The following table presents additional information related to the 2029, 2027 and 2023 Notes (the “Notes”):

			Principal as of December 31,
	Annual interest rate	Currency	2022	2021	Maturity
2029 Notes	6.125%	USD	$337,200	$—	May 27, 2029
2027 Notes	5.875%	USD	381,265	535,986	April 4, 2027
2023 Notes	6.625%	USD	18,224	201,763	September 27, 2023

The following table presents additional information for the fiscal years ended December 31, 2022, 2021 and 2020:

	Interest Expense (i)			DFC Amortization (i)			Amortization of Premium/Discount, net (i)
	2022	2021	2020	2022	2021	2020	2022	2021	2020
2029 Notes	$14,299	$—	$—	$342	$—	$—	$715	$—	$—
2027 Notes	25,538	32,175	20,269	759	758	402	785	805	133
2023 Notes	6,230	13,768	20,882	297	224	294	388	287	371
(i)These charges are included within “Net interest expense and other financing results” in the consolidated statements of income (loss).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12. Long-term debt (continued)

2029, 2027 and 2023 Notes (continued)

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the “2023 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The Company capitalized as deferred financing costs ("DFC”) $3,313 of financing costs related to the issuance of 2023 Notes, which are being amortized over the life of the notes.

The following table summarizes the activity of 2023 Notes as of December 31, 2022:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	September 27, 2013	$473,767	—	—	$—
Cash Tender	June 28, 2016	$(80,000)	98.00%	101.00%	$(80,800)
Cash Tender	April 12, 2017	$(45,698)	104.00%	107.00%	$(48,885)
Exchange 2023 Notes for additional issuance 2027 Notes	October 13, 2020	$(131,476)	100.50%	105.50%	$(138,474)
Open market repurchases	During 2021	$(14,830)	109.45%	—	$(16,231)
Cash Tender	April 22, 2022	$(59,239)	105.36%	—	$(62,414)
Optional redemption (ii)	June 10, 2022	$(123,000)	104.58%	—	$(128,636)
Open market repurchases	July 5, 2022	$(1,300)	102.30%	—	$(1,330)
Principal amount of 2023 Notes as of December 31, 2022:		$18,224

(i) Not including accrued and unpaid interest
(ii) Redemption price established in accordance with the requirements of the indenture governing the 2023 Notes

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as interest expense and other financing results within the consolidated statement of income (loss).

On April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay certain loans (the "Secured Loan Agreement") signed by the Company’s Brazilian subsidiary, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes (in connection with the aforementioned second tender offer) and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness which had been drawn during 2020 in order to maintain liquidity affected by the effects of COVID-19. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company capitalized as DFC $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance, which are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12. Long-term debt (continued)

2029, 2027 and 2023 Notes (continued)

The following table summarizes the activity of 2027 Notes as of December 31, 2022:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	April 4, 2017	$265,000	—	—	$—
Additional issuance	September 11, 2020	$150,000	—	—	$—
Additional issuance of 2027 Notes related to 2023 exchange	October 13, 2020	$138,354	—	—	$—
Open market repurchases	During 2021	$(17,368)	105.74%	—	$(18,364)
Cash Tender	May 13, 2022	$(150,000)	99.94%	103.00%	$(154,407)
Open market repurchases	During 2022	$(4,721)	98.01%	—	$(4,627)
Principal amount of 2027 Notes as of December 31, 2022:		$381,265

(i) Not including accrued and unpaid interest

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as interest expense and other financial results within the consolidated statement of income (loss).

On April, 2022, the Company’s subsidiary ADBV issued sustainability-linked Senior Notes for an aggregate principal amount of $350 million which matures in 2029 (the "2029 Notes"). Interests on the notes are accrued at a rate of 6.125% per annum from April 27, 2022 and, from and including May 27, 2026, the interest rate payable on the 2029 Notes may increase to 6.250% per annum or 6.375% per annum if either or both Sustainability Performance Targets (SPT), respectively, have not been satisfied by December 31, 2025. The SPT to be satisfied are:

(i) Reductions of greenhouse gas emissions by 15% in restaurants and offices.
(ii) Reductions of greenhouse gas emissions by 10% in supply chain.

Periodic payments of principal are not required and interest is paid semi-annually commencing on November 27, 2022. The 2029 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries. The proceeds from 2029 Notes were mainly used by the Company to fund the tender offers for 2023 and 2027 Notes and the redemption for 2023 Notes launched during 2022 previously mentioned. The Company capitalized as DFC $2,651 of financing costs related to the issuance of 2029 Notes, which are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12. Long-term debt (continued)

2029, 2027 and 2023 Notes (continued)

The following table summarizes the activity of 2029 Notes as of December 31, 2022:

Transaction	Date	Principal Amount	Average Price	Total payment (i)
Issuance	April 27, 2022	$350,000	—	$—
Open market repurchases	During 2022	$(12,800)	93.87%	$(12,015)
Principal amount of 2029 Notes as of December 31, 2022:		$337,200

(i) Not including accrued and unpaid interest

The Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 and 2029 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occur, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2023 and 2029 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12. Long-term debt (continued)
Other required disclosure

At December 31, 2022, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2023	$19,061	$44,574	$63,635
2024	875	43,338	44,213
2025	685	43,304	43,989
2026	128	43,293	43,421
2027	381,393	32,092	413,485
Thereafter	339,579	31,905	371,484
Total payments	741,721	238,506	980,227
Interest	—	(238,506)	(238,506)
Discount on 2029 Notes	(4,833)	—	(4,833)
Discount on 2027 Notes	(3,414)	—	(3,414)
Discount on 2023 Notes	(26)	—	(26)
Premium on 2029 Notes	461	—	461
Premium on 2027 Notes	1,506	—	1,506
Premium on 2023 Notes	9	—	9
Deferred financing cost	(4,720)	—	(4,720)
Long-term debt	$730,704	$—	$730,704

13.    Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2022 and 2021:

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	2022	2021	Balance Sheets Location	2022	2021
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$268	$660	Accrued payroll and other liabilities	$(1,147)	$(51)
Cross-currency interest rate swap	Derivative instruments	43,757	107,386	Derivative instruments	(581)	(2,898)
Subtotal		44,025	108,046		(1,728)	(2,949)
Derivatives not designated as hedging instruments
Cross-currency interest rate swap	Derivative instruments	38,031	—	Derivative instruments	(1,224)	—
Call Spread + Coupon-only swap	Derivative instruments	6,445	8,194	Derivative instruments	(16,703)	(12,473)
Call spread	Derivative instruments	3,626	4,791	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	—	Derivative instruments	(9,874)	(7,555)
Sustainability-linked ESG Principal Only Swap	Derivative instruments	1,050	—	Derivative instruments	—	—
Subtotal		49,152	12,985		(27,801)	(20,028)
Total derivative instruments		$93,177	$121,031		$(29,529)	$(22,977)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

    The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2022, the Company had forward contracts outstanding with a notional amount of $34,843 that mature during 2023.

The Company made net collections (payments) totaling $263, $(507) and $1,757 during fiscal years 2022, 2021 and 2020, respectively, as a result of the net settlements of these derivatives.

Cross-currency interest rate swap

The Company entered into four cross-currency interest rate swap agreements to hedge all the variability of the principal and interest collections of its BRL intercompany loan receivables. The agreements were signed during November 2013 (amended in February 2017), June and July 2017 and October 2020. During September 2022, the Company settled the BRL intercompany loan receivables previously mentioned. Therefore, the hedge relationships of these four cross-currency interest rate swap agreements were discontinued, prospectively. As a consequence, the amounts recorded in accumulated other comprehensive income (loss) until September 2, 2022 were reclassified into earnings, within “(Loss) gain from derivative instruments”. From September 2022, changes in the fair value of these derivatives are recognized immediately in earnings as well, within “(Loss) gain from derivative instruments”.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Notional	Interest rate	Currency	Notional	Interest rate
JP Morgan Chase Bank, N.A.	BRL	108,000	13%	$	35,390	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%	$	30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%	$	30,000	6.29%	March 31/ September 30	September 2023
Citibank N.A.	BRL	112,738	13%	$	20,049	8.08%	March 31/ September 30	September 2023

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of certain intercompany loan payables nominated in US dollar.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)
Derivatives designated as hedging instruments (continued)
Cash flow hedge (continued)

Cross-currency interest rate swap (continued)

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Notional	Interest rate	Currency	Notional	Interest rate
BAML (i)	BRL	156,250	13.64%	$	50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%	$	50,000	6.91%	June 30/ December 31	September 2023

(i)Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $5,637, $4,132 and $4,031 of net interest during the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge all the variability in a portion (50%) of the principal of certain intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

The following table presents information related to the terms of the agreements:

Bank	Nominal Amount		Strike price		Maturity
	Currency	Notional	Call option written	Call option bought
Citibank S.A.	$	50,000	4.49	3.11	September 2023
JP Morgan S.A.	$	50,000	5.20	3.13	April 2027

In May 2021, the Company unwound these agreements before their maturity and collected $18.8 million (BRL99.7 million). Although the hedge relationships were discontinued, the Company expects to maintain the underlying loans until maturity. As a consequence, the amounts recorded in accumulated other comprehensive loss until May 2021 will be amortized to earnings as the originally hedged cash flows affected earnings.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)
Derivatives designated as hedging instruments (continued)
Cash flow hedge (continued)

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge all the variability in a portion (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Notional	Interest rate	Currency	Notional	Interest rate
Citibank S.A.	BRL	155,500	11.08%	$	50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%	$	50,000	6.91%	March 31/ September 30	April 2027

In May 2021, the Company unwound these agreements before their maturity and collected $4.4 million (BRL23.5 million). Although the hedge relationships were discontinued, the Company expects to maintain the underlying loans until maturity. As a consequence, the amounts recorded in accumulated other comprehensive loss until May 2021 will be amortized to earnings as the originally hedged cash flows affected earnings.

The Company made net collections of $170 of net interest during 2021 until the agreements were unwound, and payments amounting to $(197) of net interest during the fiscal year ended December 31, 2020, related to these agreements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)
Derivatives designated as hedging instruments (continued)
Cash flow hedge (continued)

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income (loss) for the fiscal years ended December 31, 2022, 2021 and 2020 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	(Loss) Gain Recognized in Accumulated OCI on Derivative			Loss (Gain) Reclassified from Accumulated OCI into income (loss)(i)
	2022	2021	2020	2022	2021	2020
Forward contracts (i)	$(1,225)	$1,366	$904	$(263)	$507	$(1,895)
Cross-currency interest rate swaps (ii)	(31,174)	23,802	55,124	8,727	(8,564)	(37,376)
Call Spread (iii)	—	(2,593)	6,758	3,275	1,915	(18,153)
Coupon-only swap (iii)	—	1,093	8,604	(964)	(797)	(421)
Total	$(32,399)	$23,668	$71,390	$10,775	$(6,939)	$(57,845)

(i)The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.
(ii)The net (loss) gain recognized in income, related to cross-currency interest rate swaps is presented as follows:

Adjustment to:	2022	2021	2020
Foreign currency exchange results	$(9,995)	$12,392	$40,353
Gain from derivative instruments (i)	5,907	—	—
Net interest expense and other financing results	(4,639)	(3,828)	(2,977)
Total	$(8,727)	$8,564	$37,376

(i) Related to the discontinued relationships of Cross-currency interest rate swaps during September 2022.

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

(iii)    Agreements unwound in May 2021. The results recognized in income related to Call Spread agreements were recorded as an adjustment to "Foreign currency exchange results". The results recognized in income related to Coupon-only agreements were recorded as an adjustment to "Net interest expense and other financing results".

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)
Derivatives not designated as hedging instruments

In addition to the four cross-currency interest rate swap agreements previously mentioned, which hedge relationships were discontinued in September 2022, the Company entered into certain derivatives that are not designated as hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, within “(Loss) gain from derivative instruments”. The following tables present information related to the terms of the agreements:

Type of derivative	Entity	Nominal Amount		Strike price		Maturity
		Currency	Notional	Call option bought	Call option written
Call Spread	JPMorgan	$	30,000	5.62	8.20	April 2027
Call Spread	Itaú Unibanco S.A. (i)	$	50,000	5.62	8.20	April 2027

Type of derivative	Entity	Payable			Receivable			Interest payment dates	Maturity
		Currency	Notional	Interest rate (ii)	Currency	Notional	Interest rate
Coupon-only swap	JPMorgan	BRL	168,690	CDI plus 2.42%	$	30,000	5.46%	April 30/ October 31	April 2027
Coupon-only swap	Itaú Unibanco S.A. (i)	BRL	281,150	CDI plus 2.47%	$	50,000	5.46%	April 30/ October 31	April 2027
Sustainability-linked ESG Principal Only Swap	Citibank S.A.	BRL	155,500	Fixed 0.88%	$	50,000	-	April 30/ October 31	April 2027

(i) Combination of call spread and coupon only swap into one agreement with Itaú Unibanco S.A
(ii) “CDI” Certificados de Depósitos Interbancários

The Company paid $7,440 and $127 during fiscal year ended December 31, 2022 and 2021, respectively, related to this agreements.

In addition, during the fiscal years ended December 31, 2022, 2021 and 2020, the Company entered into certain forward contracts that generated net collections and (payments) of $1,128, $nil and $(39), respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
14.    Leases

At December 31, 2022, maturities of lease liabilities under existing operating leases are:

	Restaurant	Other	Total
2023	$129,459	$5,598	$135,057
2024	125,898	4,620	130,518
2025	121,605	3,981	125,586
2026	116,388	3,197	119,585
2027	112,291	2,617	114,908
Thereafter	862,857	3,972	866,829
Total lease payments	$1,468,498	$23,985	$1,492,483
Lease discount			(661,898)
Operating lease liability			$830,585

The following table is a summary of the Company’s components of lease cost for fiscal years 2022, 2021 and 2020:

Lease Expense	Statements of Income Location	2022	2021	2020
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(117,723)	$(94,254)	$(69,151)
Franchised restaurants	Franchised restaurants - occupancy expenses	(44,656)	(29,969)	(23,510)
General and administrative	General and administrative expenses	(6,746)	(6,590)	(7,062)
Subtotal		(169,125)	(130,813)	(99,723)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(36,322)	(27,262)	(26,153)
Franchised restaurants	Franchised restaurants - occupancy expenses	(10,810)	(9,505)	(13,248)
Subtotal		(47,132)	(36,767)	(39,401)
Total lease expense		$(216,257)	$(167,580)	$(139,124)

Other information	2022
Weighted-average remaining lease term (years)
Operating leases	7
Weighted-average discount rate
Operating leases	6.5%

The Company maintains a few finance leases agreements, previously classified as capital leases. As of December 31, 2022 and 2021 the obligation amounts to $5,032 and $6,139 respectively, included within “Long-term debt” in the Consolidated Balance Sheet.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.    Leases (continued)
In addition, in March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. On December 22, 2017, the Company signed an amendment, extending the term of the aircraft operating lease for an additional 10 years, with quarterly payments (retroactively effective as of December 5, 2017) of $442. The Company was required to make a cash collateral deposit of $2,500 under this agreement.

15.    Franchise arrangements

Individual franchise arrangements generally include a lease, a license and provide for payment of initial franchise fees, as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. At the end of the 20-year franchise arrangement, the Company maintains control of the underlying real estate and building and can either enter into a new franchise arrangement with the existing franchisee or a different franchisee or close the restaurant. Franchisees pay related occupancy costs including property taxes, insurance and maintenance. Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

At December 31, 2022 and 2021, net property and equipment under franchise arrangements totaled $98,067 and $88,568, respectively (including land for $25,213 and $22,784, respectively).

Revenues from franchised restaurants for fiscal years 2022, 2021 and 2020 consisted of:

	2022	2021	2020
Rent (i)	$160,795	$115,418	$89,123
Initial fees (ii)	401	321	203
Royalty fees (iii)	215	295	275
Total	$161,411	$116,034	$89,601

(i)Includes rental income of own buildings and subleases. As of December 31, 2022 and 2021 the subleases rental income amounted to $132,327 and $96,756, respectively.
(ii)Presented net of initial fees owed to McDonald’s Corporation for $1,012, $739 and $493 in 2022, 2021 and 2020, respectively.
(iii)Presented net of royalties fees owed to McDonald’s Corporation for $62,360, $46,476 and $36,554 in 2022, 2021 and 2020, respectively.

At December 31, 2022, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2023	$5,497	$54,130	$59,627
2024	4,712	46,960	51,672
2025	4,732	42,995	47,727
2026	4,764	38,368	43,132
2027	4,639	33,348	37,987
Thereafter	36,524	155,383	191,907
Total	$60,868	$371,184	$432,052

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
16.    Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Puerto Rico	18.5%	18.5%	18.5%
Curaçao	22.0%	22.0%	22.0%
USVI	21.0%	22.5%	22.5%
Aruba, Ecuador, Panama, and Uruguay	25.0%	25.0%	25.0%
Chile	27.0%	27.0%	27.0%
Martinique, French Guyana and Guadeloupe	25.0%	22.5%	28.0%
Peru	29.5%	29.5%	29.5%
Costa Rica, Mexico and Trinidad and Tobago	30.0%	30.0%	30.0%
Colombia	35.0%	31.0%	32.0%
Brazil and Venezuela	34.0%	34.0%	34.0%
Argentina	35.0%	35.0%	30.0%
Netherlands	25.8%	25.0%	25.0%

Income tax expense for fiscal years 2022, 2021 and 2020 consisted of the following:

	2022	2021	2020
Current income tax expense	$100,925	$47,999	$17,061
Deferred income tax (income) expense	(15,449)	(16,066)	471
Income tax expense	$85,476	$31,933	$17,532

    Income tax expense for fiscal years 2022, 2021 and 2020, differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)

	2022	2021	2020
Pre-tax income (loss)	$226,396	$77,786	$(131,854)
Weighted-average statutory income tax rate (i)	39.0%	41.4%	22.9%
Income tax expense (benefit) at weighted-average statutory tax rate on pre-tax income (loss)	88,314	32,230	(30,226)
Permanent differences:
Change in valuation allowance (ii)	381	(26,865)	2,958
Expiration and changes in tax loss carryforwards	132	144	13,820
Venezuela and Argentina remeasurement and inflationary impacts (iii)	(10,009)	577	1,682
Non-deductible expenses	24,845	21,488	20,349
Tax benefits and Non-taxable income	(9,740)	(10,463)	(5,830)
Income taxes withholdings on intercompany transactions (iv)	6,374	6,572	6,515
Differences including exchange rate, inflation adjustment and filing differences	(14,485)	1,493	2,532
Alternative Taxes	359	1,461	2,054
Others (v)	(695)	5,296	3,678
Income tax expense	$85,476	$31,933	$17,532

(i)Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.
(ii)Comprises net changes in valuation allowances for the year, mainly related to net operating losses.
(iii)Comprises changes in valuation allowance during 2022, 2021 and 2020 for $57,329, $(9,723) and $43,249, respectively in Venezuela.
(iv)Comprises income tax withheld on the payment of interest on intercompany loans.
(v)Mainly comprises income tax effects over intercompany transactions which are eliminated for consolidation purposes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities as of December 31, 2022 and 2021 are presented below:

	2022	2021
Tax loss carryforwards (i)	$149,081	$140,106
Purchase price allocation adjustment	11,298	11,305
Property and equipment, tax inflation	44,785	39,691
Tax Inflation adjustment	(2,689)	(6,671)
Other accrued payroll and other liabilities	49,080	25,340
Share-based compensation	2,340	1,623
Provision for contingencies, bad debts and obsolescence	4,919	9,557
Other deferred tax assets (ii)	29,162	28,448
Other deferred tax liabilities	(5,642)	(5,057)
Leases (iii)	20,567	13,330
Property and equipment - difference in depreciation rates	(17,446)	(10,801)
Valuation allowance (iv)	(201,414)	(186,239)
Net deferred tax asset	$84,041	$60,632

(i)As of December 31, 2022, the Company and its subsidiaries have accumulated net operating losses amounting to $518,512. The Company has net operating losses amounting to $150,985, expiring between 2023 and 2027. In addition, the Company has net operating losses amounting to $119,667, expiring after 2027 and net operating losses amounting to $247,860 that do not expire. Changes in tax loss carryforwards for the year relate to generation of NOL.
(ii)Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). For the fiscal year ended December 31, 2022, this item includes: provision for regular expenses for $8,856 in Brazil, Colombia, Mexico, Panama and Venezuela. For the fiscal year ended December 31, 2021, this item includes: provision for regular expenses for $13,055 in Brazil, Colombia, Mexico and Panama.
(iii)For the fiscal year ended December 31, 2022, this item includes difference in depreciation of net leases (related to differences between ASC842 and local tax regulation) in Brazil; assets of $210,181 and liabilities of $189,614. For the fiscal year ended December 31, 2021, this item includes difference in depreciation of net leases (related to differences between ASC842 and local tax regulation) in Brazil; assets of $63,526 and liabilities of $50,196.
(iv)In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $84,041 for the year ended December 31, 2022, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $87,972 and $3,931, respectively.

The total amount of $60,632 for the year ended December 31, 2021, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $67,802 and $7,170, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)
Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $275,654 at December 31, 2022. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2022, and 2021, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2016.

As of December 31, 2022, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $211 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the tax positions because the outcome of tax audits cannot be predicted with certainty. While the Company cannot estimate the impact that new information may have on their unrecognized tax benefit balance, it believes that the liabilities recorded are appropriate and adequate as determined under ASC 740.

17.    Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering 2011.

The Company made recurring grants of restricted share units in each of the fiscal years from 2011 to 2019. Each restricted share unit represents the right to receive a Class A share when vested. From 2011 to 2018, these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vested on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)
2011 Equity Incentive Plan (continued)

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $129, $327 and $1,564 during fiscal years 2022, 2021 and 2020, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income (loss).

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2022, 2021 and 2020:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2019	937,839	7.50
Partial vesting of 2015 grant	(101,928)	6.33
Partial vesting of 2016 grant	(114,045)	4.70
Partial vesting of 2017 grant	(67,606)	9.20
Partial vesting of 2018 grant	(163,695)	8.50
Vesting of 2019 grant	(35,000)	8.00
Forfeitures	(4,367)	7.75
Outstanding at December 31, 2020	451,198	7.80
Partial vesting of 2016 grants	(110,213)	4.70
Partial vesting of 2017 grants	(62,742)	9.20
Partial vesting of 2018 grants	(79,673)	8.50
Forfeitures	(11,774)	8.69
Outstanding at December 31, 2021	186,796	8.70
Partial vesting of 2017 grants	(51,613)	9.20
Partial vesting of 2018 grants	(64,895)	8.50
Forfeitures	(8,522)	8.62
Outstanding at December 31, 2022	61,766	8.50
Exercisable at December 31, 2022	—	—

The total fair value of restricted share units vested during 2022, 2021 and 2020 was $1,026, $1,773 and $3,475, respectively. As of December 31, 2022 the Company issued 116,223 Class A shares. Therefore, accumulated recorded compensation expense totaling $1,024 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance. As of December 31, 2022, there were 7,885 Class A shares, amounting to $58 pending of issuance in connection with previous partial vesting.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Restricted Share Units (continued)

The following table provides a summary of outstanding restricted share units at December 31, 2022:

Number of units outstanding (i)	61,766
Weighted-average grant-date fair market value per unit	8.50
Total grant-date fair value	525
Weighted-average accumulated percentage of service	92.90%
Stock-based compensation recognized in Additional paid-in capital	488
Compensation expense not yet recognized (ii)	37

(i)Related to awards that will vest in 2023.
(ii)Expected to be recognized in a weighted-average period of 0.1 years.

Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested.

During 2019, the Company granted awards with different vesting periods: 465,202 units which vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years and 1,207,455 units which vest 100% at the fifth anniversary from the date of grant.

During 2020, the Company granted 65,440 units that vested 100% at May 2021.

During 2021, the Company granted awards with different vesting periods: 874,294 units which vest 100% at the third anniversary from the grant date; and 44,093 units that vested 100% at April 2022.

During 2022, the Company granted awards with different vesting periods: 866,481 units which vest 100% at the third anniversary from the grant date; and 41,055 units which vest 100% at April 2023.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards.

The total compensation expense as of December 31, 2022, 2021 and 2020, amounts to $7,448, $3,452 and $1,232 respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income (loss). The accrued liability is remeasured at the end of each reporting period until settlement.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)

Phantom RSU Award (continued)

The following table summarizes the activity under the plan as of December 31, 2022:

	Units	Settlement
Outstanding at December 31, 2019	1,661,820	$—
Grant 2020	65,440	—
Partial vesting of 2019 grant (i)	(5,162)	18
Forfeited	(31,614)	—
Outstanding at December 31, 2020	1,690,484	—
Grant 2021	918,387	—
Partial vesting of 2019 Grant (ii)	(173,916)	1,104
Vesting of 2020 grant (iii)	(65,440)	416
Forfeitures	(329,027)	—
Outstanding at December 31, 2021	2,040,488	—
Grant 2022	907,536	—
Partial vesting of 2019 grant (iv)	(63,257)	431
Vesting of 2021 grant (v)	(44,093)	320
Forfeitures	(128,919)	—
Outstanding at December 31, 2022	2,711,755	—

The following table provides a summary of the plan at December 31, 2022:

Total Non-vested (i)
Number of units outstanding (i)	2,711,755
Current share price	8.36
Total fair value of the plan	22,670
Weighted-average accumulated percentage of service	52.69%
Accrued liability (ii)	11,945
Compensation expense not yet recognized (iii)	10,725

(i)Related to awards that will vest between April 2023 and May 2025.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non-current liabilities balance sheet.
(iii)Expected to be recognized in a weighted-average period of 1.88.

The Company recognized $966, $75 and $(244) of related income tax benefit/(expense) for the share-based compensation plans during fiscal years 2022, 2021 and 2020, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
18.    Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)to agree with McDonald’s Corporation on a restaurant opening plan and a reinvestment plan for each three-year period or such other commitment or period that McDonald’s may approve; and pay an initial franchise fee for each new restaurant opened;
(ii)to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years. This percentage increases to 6% and 7% for the subsequent two five-year periods of the agreement. Nevertheless, at times, McDonald’s Corporation has supported Company’s investment plans by agreeing to provide an incentive (the “growth support”), which result or is expected to result in a lower royalty rate.
(iii)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of 5% of the Company’s gross sales on Advertising and Promotion activities.
(iv)to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(v)to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

If the Company would not be in compliance with these commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business.

Due to the dynamic environment in 2021, after the disruptions caused by the COVID-19 pandemic, the Company agreed with McDonald’s Corporation on a growth and investment plan for only one year and received a growth support that resulted in a consolidated effective royalty rate of 5.2% of sales of 2021. Additionally, on January 10, 2022, the Company reached an agreement with McDonald’s Corporation on a new growth and investment plan for next years. McDonald’s Corporation has agreed to continue providing the Company with growth support under certain terms and conditions.

To support its future growth, the Company plans to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support which resulted in an effective royalty rate of about 5.6% of sales in 2022 and is expected to result in an effective royalty rate of about 6.0% of sales in 2023 and 2024.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies (continued)
Commitments (continued)

For the period ended December 31, 2022, the Company was in compliance with the ratio requirements mentioned in point (v) above. The ratios for the periods mentioned, were as follows:

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2022	1.93	3.67
June 30, 2022	1.91	3.43
September 30, 2022	1.98	3.42
December 31, 2022	1.85	3.42

In addition, the Company maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. These letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Itaú	$	15,000
Credit Suisse (i)	$	45,000
JPMorgan (i)	$	20,000

(i) Maintained through its wholly-owned subsidiary ADBV.

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	As of December 31, 2022
Itaú	Net indebtedness to EBITDA	4.5	0.94
Credit Suisse (i)	Indebtedness to EBITDA	4.0	0.88
JPMorgan (i)	Indebtedness to EBITDA	4.5	0.88

(i) Maintained through its wholly-owned subsidiary ADBV.

As of December 31, 2022 all the ratios were in compliance.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies (continued)

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2022 and 2021, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $44,839 and $34,086, respectively, presented as follow: $2,272 and $2,140 as a current liability and $42,567 and $31,946 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2022:
Tax contingencies in Brazil (i)	$16,642	$11,166	$(12)	$—	$709	$28,505
Labor contingencies in Brazil (ii)	13,270	12,426	(13,449)	1,094	754	14,095
Other (iii)	10,766	3,449	(2,763)	—	(1,307)	10,145
Subtotal	40,678	27,041	(16,224)	1,094	156	52,745
Judicial deposits (iv)	(6,592)	—	—	(953)	(361)	(7,906)
Provision for contingencies	$34,086	$27,041	$(16,224)	$141	$(205)	$44,839

Year ended December 31, 2021:
Tax contingencies in Brazil (i)	$10,662	$7,472	$—	$(517)	$(975)	$16,642
Labor contingencies in Brazil (ii)	14,514	11,319	(12,080)	522	(1,005)	13,270
Other (iii)	9,907	3,764	(1,708)	(136)	(1,061)	10,766
Subtotal	35,083	22,555	(13,788)	(131)	(3,041)	40,678
Judicial deposits (iv)	(8,135)	—	—	1,030	513	(6,592)
Provision for contingencies	$26,948	$22,555	$(13,788)	$899	$(2,528)	$34,086

Year ended December 31, 2020:
Tax contingencies in Brazil (i)	$10,595	$2,040	$—	$435	$(2,408)	$10,662
Labor contingencies in Brazil (ii)	16,839	12,087	(10,499)	—	(3,913)	14,514
Other (iii)	11,404	1,203	(1,421)	—	(1,279)	9,907
Subtotal	38,838	15,330	(11,920)	435	(7,600)	35,083
Judicial deposits (iv)	(12,680)	—	—	1,626	2,919	(8,135)
Provision for contingencies	$26,158	$15,330	$(11,920)	$2,061	$(4,681)	$26,948

(i)In 2022 and 2021, it includes mainly INSS (Instituto Nacional do Seguro Social) and CIDE (Contribuições de Intervenção no Domínio Econômico). In 2020, it includes mainly CIDE.
(ii)It primarily relates to dismissals in the normal course of business.
(iii)It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.
(iv)It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2022, there are certain matters related to the interpretation of tax (for income tax matters refer to note 16), customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $430 million and $469 million. In accordance with ASC 405-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies (continued)

Provision for contingencies (continued)

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. At December 31, 2022, the provision for contingencies includes $1,297 ($1,188 at December 31, 2021), related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in the consolidated balance sheet.

19.    Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.    Disclosures about fair value of financial instruments (continued)

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2022	2021	2022	2021	2022	2021	2022	2021
Assets
Cash equivalents	$173,653	$198,811	$—	$—	$—	$—	$173,653	$198,811
Short-term Investments	25,000	—	12,459	—	—	—	37,459	—
Derivatives	—	—	93,177	121,031	—	—	93,177	121,031
Total Assets	$198,653	$198,811	$105,636	$121,031	$—	$—	$304,289	$319,842
Liabilities
Derivatives	$—	$—	$29,529	$22,977	$—	$—	$29,529	$22,977
Total Liabilities	$—	$—	$29,529	$22,977	$—	$—	$29,529	$22,977

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2022, the fair value of the Company’s long-term debt was estimated at $701,924, compared to a carrying amount of $738,928. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2022, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
20.    Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, and accounts and notes receivable. Cash and cash equivalents and short-term investments are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivable are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. However, some events of global impact such us pandemic, could affect company operations.

21.    Segment and geographic information

     The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographic areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments. As of September 30, 2021, its operations were divided into four geographic divisions, which were as follows: (i) Brazil; (ii) the Caribbean division, consisting of Aruba, Curaçao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; (iii) the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and (iv) the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a consequence, the Company reorganized its operation into three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” which is now comprised of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guyana and the U.S. Virgin Islands of St. Croix and St. Thomas and (iii) the South Latin American division, or “SLAD,” which is now comprised of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. The accounting policies of the segments are the same as those described in Note 3.

The following table presents information about profit or loss and assets for each reportable segment:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.    Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2022	2021	2020
Revenues:
Brazil	$1,429,105	$1,002,781	$862,748
NOLAD	920,189	780,866	584,646
SLAD	1,269,608	876,294	536,825
Total revenues	$3,618,902	$2,659,941	$1,984,219

Adjusted EBITDA:
Brazil	$242,346	$175,603	$76,155
NOLAD	95,290	85,323	41,496
SLAD	134,253	77,573	830
Total reportable segments	471,889	338,499	118,481
Corporate and others (i)	(85,325)	(66,741)	(50,370)
Total adjusted EBITDA	$386,564	$271,758	$68,111

	For the fiscal years ended December 31,
	2022	2021	2020
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$386,564	$271,758	$68,111

(Less) Plus items excluded from computation that affect operating income (loss):
Depreciation and amortization	(119,777)	(120,394)	(126,853)
Gains from sale, insurance recovery and contribution in equity method investment of property and equipment	1,949	4,876	4,210
Write-offs of property and equipment	(3,143)	(3,094)	(4,501)
Impairment of long-lived assets	(1,171)	(1,573)	(6,636)
Impairment of goodwill	—	—	(1,085)
Reorganization and optimization plan expenses	—	(12,054)	—
Operating income (loss)	264,422	139,519	(66,754)
(Less) Plus:
Net interest expense and other financing results	(43,750)	(49,546)	(33,392)
Loss from derivative instruments	(10,490)	(5,183)	(2,297)
Foreign currency exchange results	16,501	(9,189)	(31,707)
Other non-operating (expenses) income, net	(287)	2,185	2,296
Income tax expense	(85,476)	(31,933)	(17,532)
Net income attributable to non-controlling interests	(577)	(367)	(65)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$140,343	$45,486	$(149,451)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.    Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2022	2021	2020
Depreciation and amortization:
Brazil	$55,003	$54,883	$59,466
NOLAD	32,377	34,810	35,812
SLAD	25,932	26,188	27,459
Total reportable segments	113,312	115,881	122,737
Corporate and others (i)	7,134	5,372	5,288
Purchase price allocation (ii)	(669)	(859)	(1,172)
Total depreciation and amortization	$119,777	$120,394	$126,853

Property and equipment expenditures:
Brazil	$68,661	$50,217	$39,127
NOLAD	69,966	23,800	17,250
SLAD	78,162	40,640	29,934
Others	326	342	—
Total property and equipment expenditures	$217,115	$114,999	$86,311

	As of December 31,
	2022	2021
Total assets:
Brazil	$1,161,940	$1,083,700
NOLAD	753,453	679,682
SLAD	647,852	566,208
Total reportable segments	2,563,245	2,329,590
Corporate and others (i)	174,486	134,020
Purchase price allocation (ii)	(101,101)	(102,353)
Total assets	$2,636,630	$2,361,257

(i)Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2022, corporate assets primarily include cash and cash equivalents, short-term investments and derivatives. As of December 31, 2021, corporate assets primarily include cash and cash equivalents, derivatives and lease right of use.
(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill and the corresponding depreciation and amortization. As of December 31, 2022 and 2021, primarily related with the reduction of goodwill.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $856,085 and $743,533 at December 31, 2022 and 2021, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
22.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2019, the Company had 204,070,029 shares issued and outstanding with no par value, consisting of 124,070,029 class A shares and 80,000,000 class B shares.

During fiscal years 2022, 2021 and 2020, the Company issued 116,223, 251,623 and 472,130 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan.

On May 22, 2018, the Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time, along one year, up to $60,000 of issued and outstanding Class A shares of no par value of the Company.

As of February 15, 2019, the Company purchased 7,993,602 shares amounting to $60,000 and the program concluded. The shares reacquired were recorded at cost within “Common stock in treasury” in the Consolidated Statement of Changes in Equity.

Issued and outstanding capital (continued)

In 2020 and 2021, the Company used 2,723,614 and 2,960,926 of treasury shares, respectively, to satisfy a distribution of class A shares to the Company's shareholders.

As of December 31, 2022, 2021 and 2020 the Company had 210,594,545; 210,478,322 and 207,265,773 outstanding shares, consisting of 130,594,545; 130,478,322 and 127,265,773 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due.

On March 15, 2022, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.15 per share to be paid in four installments, as follows: $0.04 per share on March 31, 2022, $0.04 per share on June 30, 2022, $0.04 per share on September 30, 2022, and $0.03 per share on December 30, 2022; amounting a total of $31,587

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.    Shareholders’ equity (continued)

Accumulated other comprehensive income (loss)

The following table sets forth information with respect to the components of “Accumulated other comprehensive income (loss)” as of December 31, 2022 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Post-employment benefits (ii)	Total Accumulated other comprehensive loss
Balances at December 31, 2019	$(511,445)	$(7,520)	$—	$(540)	$(519,505)
Other comprehensive (loss) income before reclassifications	(76,359)	54,287	—	(195)	(22,267)
Net (income) loss reclassified from accumulated other comprehensive loss to net loss	—	(43,324)	—	236	(43,088)
Net current-period other comprehensive (loss) income	(76,359)	10,963		41	(65,355)
Balances at December 31, 2020	(587,804)	3,443	—	(499)	(584,860)
Other comprehensive (loss) income before reclassifications	(37,267)	19,698	—	(190)	(17,759)
Net (income) loss reclassified from accumulated other comprehensive loss to net income	—	(5,301)	—	152	(5,149)
Net current-period other comprehensive (loss) income	(37,267)	14,397	—	(38)	(22,908)
Balances at December 31, 2021	(625,071)	17,840	—	(537)	(607,768)
Other comprehensive income (loss) before reclassifications	16,192	(26,255)	(3,624)	236	(13,451)
Net loss reclassified from accumulated other comprehensive losses to net income	—	7,669	—	90	7,759
Net current-period other comprehensive income (loss)	16,192	(18,586)	(3,624)	326	(5,692)
Balances at December 31, 2022	(608,879)	(746)	(3,624)	(211)	(613,460)

(i)Related to unrealized results on available for sale securities. As of December 31, 2022, the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $12,459, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost amounted to $16,083 included within "Investing Activities" in the Consolidated Cash Flow.

(ii)Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. Periodically, the Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.    Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2022	2021	2020
Net income (loss) attributable to Arcos Dorados Holdings Inc. available to common shareholders	$140,343	$45,486	$(149,451)
Weighted-average number of common shares outstanding - Basic (i)	210,552,173	210,386,761	208,378,442
Incremental shares from vesting of restricted share units	74,925	154,802	287,965
Weighted-average number of common shares outstanding - Diluted	210,627,098	210,541,563	208,666,407

Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.67	$0.22	$(0.72)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.67	$0.22	$(0.72)

(i) Stock dividends distributed in 2021 is included within the weighted-average number of common shares for the fiscal year ended December 31, 2021.

24.    Related party transactions

    The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guyana, Guadeloupe, Martinique, Aruba, Curaçao and the USVI (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Accounts and notes receivable, net	$—	$365
Other receivables	4,156	3,377
Miscellaneous	3,979	3,448
Accounts payable	(19,893)	(10,873)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.    Related party transactions (continued)

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2022, 2021 and 2020:

	Fiscal years ended December 31,
	2022	2021	2020
Food and paper (i)	$(256,704)	$(187,959)	$(124,416)
Occupancy and other operating expenses	(7,193)	(5,108)	(3,667)

(i)Includes $53,191 of distribution fees and $203,513 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2022; $40,227 and $147,732, respectively, for the fiscal year ended December 31, 2021; and $24,302 and $100,114, respectively, for the fiscal year ended December 31, 2020.

The following table summarizes the outstanding balances between the Company and its equity method investments as of December 31, 2022 and 2021:

	2022		2021
	Lacoop II, S.C	Saile (i)	Lacoop II, S.C	Saile (i)
Other receivables	$2,423	$319	$1,190	$731
Accounts payable	(5,376)	—	(810)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.    Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X regarding valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Remeasurement/Translation	Balance at end of period
Year ended December 31, 2022:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$874	$732	$(715)	$(42)	$849
Valuation allowance on deferred tax assets	186,239	63,163	(5,453)	(42,535)	201,414
Reported as liabilities:
Provision for contingencies	34,086	27,182	(16,224)	(205)	44,839
Total	$221,199	$91,077	$(22,392)	$(42,782)	$247,102
Year ended December 31, 2021:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$943	$814	$(787)	$(96)	$874
Valuation allowance on deferred tax assets	235,196	2,403	(38,992)	(12,368)	186,239
Reported as liabilities:
Provision for contingencies	26,948	23,454	(13,788)	(2,528)	34,086
Total	$263,087	$26,671	$(53,567)	$(14,992)	$221,199
Year ended December 31, 2020:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$23,076	$937	$(22,929)	$(141)	$943
Valuation allowance on deferred tax assets	194,426	65,077	(18,870)	(5,437)	235,196
Reported as liabilities:
Provision for contingencies	26,158	17,391	(11,920)	(4,681)	26,948
Total	$243,660	$83,405	$(53,719)	$(10,259)	$263,087

(i)Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal years 2022, 2021 and 2020 – Relate to the accrual of $27,041, $22,555 and $15,330, respectively, and a reclassification of $141 and $899, during fiscal years 2022 and 2021, respectively. See Note 18 for details.

(ii)Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements amounting to $16,224; $13,788 and $11,920 during fiscal years 2022, 2021 and 2020, respectively as discussed in Note 18.

Deductions in allowance for doubtful accounts during fiscal year 2020 mainly relate to reductions in the accrual and the write-off of some receivables from franchisees in Puerto Rico as a consequence of a the confidential settlement agreements reached in December 2019 and March 2020 with Puerto Rican franchisees. For details see note 4.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.    Valuation and qualifying accounts (continued)

(iii)Presented in the consolidated balance sheet as follow: $460 and $542 at December 31, 2022 and 2021, respectively, within Accounts and notes receivable, net and $387 and $332 at December 31, 2022 and 2021, respectively, within Other receivables.

26.    Subsequent events

On March 14, 2023, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.19 per share to be paid in four installments, as follows: $0.05 per share in March 30, June 28 and September 28, 2023, respectively, and $0.04 per share in December 27, 2023.